

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

August 25, 2009

Mr. E. L. Spencer Jr.
President, Chief Executive Officer, & Chairman of the Board
Auburn National Bancorporation Inc.
100 N. Gay Street
Auburn, Alabama 36830

Re: Auburn National Bancorporation, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Forms 10-K/A for Fiscal Year Ended December 31, 2008
Filed April 10, 2009 and August 19, 2009
Forms 10-Q for Fiscal Quarters Ended March 31, 2009
and June 30, 2009
File Number: 000-26486

Dear Mr. Spencer:

        We have completed our reviews of your Forms 10-KSB, related filings, and amendments and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant